ATENTO S.A.
SOCIÉTÉ ANONYME
1 RUE HILDEGARD VON BINGEN
L-1282 LUXEMBOURG
R.C.S. LUXEMBOURG B 185.761

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VOTE BY PHONE - 1-800-690-6903
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D54862-P55685

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ATENTO S.A.

The Board of Directors recommends you vote FOR the following:

Agenda of the Annual General Meeting

		For	Against	Abstain
1.	Approval of the audited 2020 Annual Accounts;	☐	☐	☐
2.	Approval of the Management Report in relation to the 2020 Annual Accounts;	☐	☐	☐
3.	Approval of the Audit Report in relation to the 2020 Annual Accounts;	☐	☐	☐
4.	Allocation of results – decision to set-off the loss made by the Company in relation to the 2020 financial year against the profit brought forward in relation to the previous financial years;	☐	☐	☐
5.	Discharge of the members of the Board of Directors of the Company in relation to the 2020 financial year;	☐	☐	☐
6.	Approval of the audited 2020 Consolidated Accounts;	☐	☐	☐
7.	Approval of the Management Consolidated Report in relation to the 2020 Consolidated Accounts;	☐	☐	☐
8.	Approval of the Audit Report in relation to the 2020 Consolidated Accounts;	☐	☐	☐
9.	Renewal of Mr. David Garner, as class I director, of the Company;	☐	☐	☐
10.	Acknowledgement of the resignation, with effect as of October 15, 2020, of Mr. Oliver FEIX as class II director of the Company and approval, confirmation and, to the extent necessary, ratification of (i) the co-optation, with effect as of October 16, 2020, of Mr. Robert William PAYNE as class II director of the Company as adopted by the Board during its meeting held on October 16, 2020 and (ii) his appointment for a period which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as at December 31, 2021;	☐	☐	☐
11.	Approval of the 2021 annual aggregate maximum amount of the remuneration of the members of the Board in their capacity as such; and	☐	☐	☐
12.	Delegation of powers.			

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement, the 2020 Annual Accounts, the 2020 Management Report, the 2020 Audit Report relating to the 2020 Annual Accounts, the 2020 Consolidated Accounts, the 2020 Management Consolidated Report, the 2020 Audit Report relating to the 2020 Consolidated Accounts and the Annual Report on Form 20-F are available at www.proxyvote.com.

D54863-P55685

ATENTO S.A.
Annual General Meeting of Shareholders May 31, 2021
10:00 AM CET
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Raphaël Collin and Flavien Carbone and/or any lawyer or jurist or employee from the law firm CM Law, with professional address at 68 rue Marie-Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ATENTO S.A. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held starting at 10:00 AM, Central European Time on May 31, 2021, at the offices of CM Law at 68 rue Marie-Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side